UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

TURBOCHEF TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

900006 20 6
(CUSIP Number)

Reinaldo Pascual
Kilpatrick Stockton LLP
Suite 2800
1100 Peachtree Street NE
Atlanta, Georgia 30309
(404) 815-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 pages)

Page 2 of 6 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. OVENWORKS, LLLP I.R.S. Identification Nos. of above persons (entities only) 16-1686546
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: STATE OF GEORGIA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:
8. Shared Voting Power: 7,203,156
9. Sole Dispositive Power:
10. Shared Dispositive Power: 7,203,156
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,203,156
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain: ☐
13.	Percent of Class Represented by Amount in Row (11): 25.27%
14.	Type of Reporting Person (See Instructions): PN

Page 3 of 6 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. OVEN MANAGEMENT, INC. I.R.S. Identification Nos. of above persons (entities only) 20-0304616
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: STATE OF GEORGIA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:
8. Shared Voting Power: 7,214,496(1)
9. Sole Dispositive Power:
10. Shared Dispositive Power: 7,214,496(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,214,496(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 25.31%
14.	Type of Reporting Person (See Instructions): CO

(1) Includes 11,340 shares received in a pro rata distribution of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners.

Page 4 of 6 Pages

Cusip No.	900006 20 6
1.	Name of Reporting Persons. RICHARD E. PERLMAN I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 824,599(1)
8. Shared Voting Power: 7,214,496
9. Sole Dispositive Power: 824,599(1)
10. Shared Dispositive Power: 7,214,496
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,039,095(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 27.96%
14.	Type of Reporting Person (See Instructions): IN

(1) Includes 243,022 shares subject to currently exercisable options and 581,577 shares received in a pro rata distribution of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners.

CUSIP No. 900006 20 6	13D	Page 5 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the statement on Schedule 13D which was originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 7, 2003, and amended by those statement on Schedule 13D/A filed by the Reporting Persons with the Commission on November 1, 2004 and February 9, 2005 (collectively, the “Statement”), with respect to the common stock, par value $.01 per share, of TurboChef Technologies, Inc. This Amendment No. 3 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

OvenWorks beneficially owns 7,203,156 shares of Common Stock, which represent approximately 25.27% of the outstanding shares of Common Stock (based on 28,507,763 shares outstanding as of August 5, 2005).

Oven Management beneficially owns 7,214,496 shares of Common Stock, which number includes: (a) 7,203,256 shares of Common Stock held by OvenWorks; and (b) 11,340 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005. Such number of shares of Common Stock represents approximately 25.31% of the outstanding shares of Common Stock (based on 28,507,763 shares outstanding as of August 5, 2005).

Perlman beneficially owns 8,039,095 shares of Common Stock, which number includes: (a) 7,203,156 shares of Common Stock held by OvenWorks; (b) 11,340 shares of Common Stock held by Oven Management; (c) 243,022 shares of Common Stock subject to currently exercisable options; and (d) 581,577 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005. Such number of shares of Common Stock represents approximately 27.96% of the outstanding shares of Common Stock (based on 28,507,763 shares outstanding as of August 5, 2005 and giving effect to the exercise of currently-exercisable options held by Perlman).

Each of the Reporting Persons shares the power to vote and dispose of the 7,203,156 shares of Common Stock currently held by OvenWorks.

Oven Management and Perlman share the power to vote and dispose of the 7,214,496 shares of Common Stock currently held by Oven Management.

Perlman has the sole power to vote and dispose of 581,577 shares of Common Stock, and upon exercise, Perlman will have the sole power to vote and dispose of an additional 243,022 shares of Common Stock which are subject to currently exercisable options.

The Reporting Persons declare that the filing of the Statement and this Amendment No. 3 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

(c) On August 9, 2005, OvenWorks effected a distribution of 3,596,178 shares of Common Stock to its limited partners, including Oven Management and Perlman. The distribution was made pro rata to OvenWorks’ limited partners, and was made for no consideration.

(d) and (e) Not applicable.

CUSIP No. 900006 20 6	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2005.

OVENWORKS, LLLP

By: Oven Management, Inc., its General Partner

By: /s/ Richard E. Perlman Richard E. Perlman President

OVEN MANAGEMENT, INC.

By: /s/ Richard E. Perlman Richard E. Perlman President

/s/ Richard E. Perlman Richard E. Perlman